UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(In trillions of KRW)

		Q3 2023	Q2 2023	Changes over Q2 2023(%)	Q3 2022	Changes over Q3 2022 (%)
Revenue	Amount	19.0	20.1	-5.5%	21.2	-10.4%
	Yearly Amount	58.5	39.5	—	65.5	-10.7%
Operating Profit	Amount	1.2	1.3	-7.7%	0.9	33.3%
	Yearly Amount	3.2	2.0	—	5.3	-39.6%

*

The above earnings information is composed based on K-IFRS (Korean International Financial ReportingStandards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: October 19, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President